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› Email report › **Preview**

To	All Other Countries Subscribers
Subject	Be part of The Wudhu Socks' next chapter, become an investor
Preview	Together we have reshaped the modest fashion category and are now opening our company to our loyal customers to help take it further and make it bigger.
From	The Wudhu Socks — salam@thewudhusocks.com

THE WUDHU SOCKS



GLOBAL PHENOMENA
We built The Wudhu Socks Category
The Wudhu socks market didn't exist the way it's today before DEENIN. We created it by identifying a global gap for Muslims seeking practical, Sharia-compliant solutions for ablution. Today, this niche has grown into a multi-million-dollar global opportunity, with DEENIN leading the way through awareness, innovation, and authentic connection with the Muslim community worldwide.

Assalamualaikum {first name},

What began as a small idea in a bedroom has grown into something much bigger. Together, we have reshaped the modest fashion category and built *The Wudhu Socks* and *DEENIN* into brands trusted by customers in more than 50 countries, with tens of thousands of orders fulfilled.

customers in more than 50 countries, with tens of thousands of orders fulfilled.

Now, for the first time, we are opening DEENIN to our loyal community of customers who believed in us from the beginning to help us take this vision even further.

We are preparing to launch our first investment round, and before it goes live, we are inviting you to express your interest. Here is a sneak peek into some of the numbers.


2x
Year on year growth
15+
Countries with distributors
$85+
Average order value
50+
Countries with customers
50%+
Gross margins
25%+
Customer reorder rate

👉 Click here to join our early investor list

This is not a financial commitment. It is simply an expression of interest that will give you early access to our campaign and exclusive updates.

I am deeply grateful to all of you for being part of this journey. Your belief in what we are building has made everything possible, and now we would love for you to own a part of it.

If you have any questions, please feel free to reply back to this email.



2x Year on year growth	15+ Countries with distributors	$85+ Average order value
50+ Countries with customers	50%+ Gross margins	25%+ Customer reorder rate

👉 Click here to join our early investor list

This is not a financial commitment. It is simply an expression of interest that will give you early access to our campaign and exclusive updates.

I am deeply grateful to all of you for being part of this journey. Your belief in what we are building has made everything possible, and now we would love for you to own a part of it.

If you have any questions, please feel free to reply back to this email.

With immense gratitude,
Umar Khan
Co-Founder & CEO, The Wudhu Socks & DEENIN

The Wudhu Socks · Preview ·

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TWS The Wudhu Socks

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› Email report › **Preview**

THE WUDHU SOCKS


Global Muslim
Lifestyle Brand
Islam is not just a part of life, it is life itself. Our products help you live your Deen completely, as Allah commands in the Quran. Welcome to DEENIN. Your Partner IN DEEN!
The Wudhu Socks
easy & hassle-free ablution anywhere you go
ABDEEZ Porta

Assalamualaikum {first name},

I hope you are well. I'm excited to share that our **Wefunder campaign for DEENIN is now live!**

We're inviting our early supporters to invest and become part of our mission to reshape the global Muslim consumer market by creating practical, sustainable, and faith-aligned products for Muslims everywhere, while also giving back to the Muslim community through meaningful social causes.

You can now invest starting and join us on this journey to build a meaningful global Muslim brand, inshaAllah.

Here's how it works:

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- **Sign up on Wefunder:** You can join the round via Wefunder, a crowdfunding platform. Visit our Wefunder page and set up a profile using the email address associated with your DEENIN account.
- **Commit to a check size you're comfortable with:** You can commit to invest as little as $100 USD.
- **Invest:** Once the Wefunder campaign closes, you'll have a chance to confirm your interest and invest with one click.

If you believe in what we're building and want to come along with us, we'd love to have you on our cap table.

👉 INVEST NOW!

If you have any questions or would like help investing, you can easily book a meeting with our team below:

📅 **Book a meeting with our team:**
https://calendly.com/umar-from-deenin/working-sessions

CAMPAIGN HIGHLIGHTS

- **Valuation:** $2.5 million pre-money
- **Raise Target:** $500,000
- **Early Investor Bonus:** The first $100,000 invested will receive a 10% discount, with shares priced at a pre-money valuation of **$2.25 million**.
- **Minimum Investment:** Invest from only $100, though you'll likely want to invest more inshaAllah as you see DEENIN's global growth and purpose in action.
- **Perks:** Free products, exclusive discounts, private founder sessions, and early access to new designs

Fully Regulated & Transparent



The Wudhu Socks · Preview

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shopify Search ⌘ K 28 TWS The Wudhu Socks

- Home
- Orders 86
- Products
- Customers
- Marketing
- Discounts
- Content
- Markets
- Finance
- Analytics

Sales channels >

Apps >

- Messaging
  - Automations
  - My Templates
  - Settings

Sidekick conversations >

Multi-Channel Growth and Bra...

Store performance overview a...

Settings

Email report > Preview

CAMPAIGN HIGHLIGHTS

- **Valuation:** $2.5 million pre-money
- **Raise Target:** $500,000
- **Early Investor Bonus:** The first $100,000 invested will receive a 10% discount, with shares priced at a pre-money valuation of **$2.25 million**.
- **Minimum Investment:** Invest from only $100, though you'll likely want to invest more inshaAllah as you see DEENIN's global growth and purpose in action.
- **Perks:** Free products, exclusive discounts, private founder sessions, and early access to new designs

📜 Fully Regulated & Transparent

- Wefunder, under **Regulation Crowdfunding (Reg CF)**
- Reviewed and regulated by the **U.S. Securities and Exchange Commission (SEC)**
- All financials CPA-audited and publicly filed via **Form C**
- Legal counsel ensuring compliance and investor protection

🕌 Sharia-Compliant Structure

- In collaboration with a **leading Islamic finance scholar**, a founding figure in global Islamic banking and part of the early team that worked alongside **Mufti Taqi Usmani**
- Structuring a **custom Sharia-compliant preferred stock agreement**
- Built to align with Islamic investment principles while meeting all U.S. legal requirements

🚀 Why Invest (among the many reasons)

- DEENIN has grown from a bedroom startup to a brand trusted in **50+ countries**
- Distributed in **15+ international markets**
- **7 new products launched** and counting
- We aim to position DEENIN & The Wudhu Socks™ as a

🕌 **Sharia-Compliant Structure**

- In collaboration with a **leading Islamic finance scholar**, a founding figure in global Islamic banking and part of the early team that worked alongside **Mufti Taqi Usmani**
- Structuring a **custom Sharia-compliant preferred stock agreement**
- Built to align with Islamic investment principles while meeting all U.S. legal requirements

🚀 **Why Invest (among the many reasons)**

- DEENIN has grown from a bedroom startup to a brand trusted in **50+ countries**
- Distributed in **15+ international markets**
- **7 new products launched** and counting
- We aim to position DEENIN & The Wudhu Socks™ as a **multi-million-dollar brand with significant market capitalization potential** within the next five years, inshaAllah.*
- Long-term vision: IPO
- To support a Muslim brand that wants to do something for Muslims and return back to Muslim society through meaningful social causes

📈 **Join Us**

We're confident that, inshaAllah, this will be a worthwhile investment with strong long-term growth potential.

👉 INVEST NOW!

If you have any questions, please feel free to book a meeting with our team:

📅 **Book a meeting with our team:** https://calendly.com/umar-from-deenin/working-sessions

Warm regards,

Umar Khan



- We aim to position DEENIN & The Wudhu Socks™ as a **multi-million-dollar brand with significant market capitalization potential** within the next five years, inshaAllah.*
- Long-term vision: IPO
- To support a Muslim brand that wants to do something for Muslims and return back to Muslim society through meaningful social causes

📈 **Join Us**

We're confident that, inshaAllah, this will be a worthwhile investment with strong long-term growth potential.

👉 INVEST NOW!

If you have any questions, please feel free to book a meeting with our team:

📅 **Book a meeting with our team:** https://calendly.com/umar-from-deenin/working-sessions

Warm regards,
Umar Khan
Founder & CEO, DEENIN

***Disclaimer:** Forward-looking statements are based on current expectations and involve risks and uncertainties. Actual results may differ. All investments carry risk.

To	All subscribers
Subject	🚨 Final Call: Invest Before DEENIN's Campaign Goes Public + Join Our Exclusive Investor Webinar
Preview	Early investors get exclusive perks, insider access, and the best entry valuation. Offer closes this week.
From	The Wudhu Socks — salam@thewudhusocks.com

THE WUDHU SOCKS


Global Muslim
Lifestyle Brand
The Wudhu Socks

Assalamualaikum {first name},

This is your **final chance to join DEENIN's early investor round** before our campaign goes public at the end of this week.

At this stage, investors can still secure their spot **at the best possible entry valuation** and benefit from **exclusive early investor perks**, including behind-the-scenes access, product previews, and invitations

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At this stage, investors can still secure their spot **at the best possible entry valuation** and benefit from **exclusive early investor perks**, including behind-the-scenes access, product previews, and invitations to founder sessions. Once the campaign opens publicly, these terms will no longer be available.

⭐⭐⭐⭐⭐

As one seasoned investor put it, this is *“an investment no one should miss.”*

👉 INVEST NOW!


Events
Calendars
Discover
Global Muslim Lifestyle Brand
The Wudhu Socks
Inside DEENIN: Building the World’s Leading Muslim Consumer Brand
OCT 30
Thursday, October 30
8:00 PM - 8:30 PM GMT+5
Zoom
Registration
Welcome! To join the event, please register below.
M. Umar Khan ceo@thewudhusocks.com
One-Click RSVP
You have manage access for this event.
Manage ↗
Hosted By
M. Umar Khan
Contact the Host
About Event
Join DEENIN’s founders for an exclusive investor webinar to learn how we’re reshaping the $3T global Muslim consumer market. Discover how we grew from a bedroom idea into a global brand trusted in 50+ countries, our five-year growth plan, and how you can invest from just $100 in our first Sharia-compliant funding round. You can also any questions that you may have.

Sidekick conversations ›
Multi-Channel Growth and Bra...
Store performance overview a...
Settings



Home
Orders 86
Products
Customers
Marketing
Discounts
Content
Markets
Finance
Analytics
Sales channels >
Apps >
Messaging
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My Templates
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> Email report > Preview


Events
Calendars
Discover
Global Muslim Lifestyle Brand
The Wudhu Socks
Inside DEENIN: Building the World's Leading Muslim Consumer Brand
OCT 30
Thursday, October 30
8:00 PM - 8:30 PM GMT+5
Zoom
Registration
Welcome! To join the event, please register below.
M. Umar Khan ceo@thewudhusocks.com
One-Click RSVP
You have manage access for this event.
Manage ↗
Hosted By
M. Umar Khan
Contact the Host
About Event
Join DEENIN's founders for an exclusive investor webinar to learn how we're reshaping the $3T global Muslim consumer market. Discover how we grew from a bedroom idea into a global brand trusted in 50+ countries, our five-year growth plan, and how you can invest from just $100 in our first Sharia-compliant funding round. You can also any questions that you may have.
Discover
Pricing
Help
Host your event with Luma ↗

✨ Investor Exclusive Webinar — Limited Seats

Join our team for an inside look at:

- Our five-year growth strategy and new product roadmap
- Behind-the-scenes details and financial highlights
- Live Q&A with the founders

  When: Thursday, Oct 30 11:00 AM - 11:30 AM EDT 8:00 PM - 8:30 PM GMT+5

📅 Register for the Webinar Now

🕓 Don't wait — seats are limited, and early access ends soon.



Sidekick conversations >
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https://wefunder.com/deenin/

Home
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Discounts
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Apps >

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Email report > Preview

Join our team for an inside look at:

- Our five-year growth strategy and new product roadmap
- Behind-the-scenes details and financial highlights
- Live Q&A with the founders

  When: Thursday, Oct 30 11:00 AM - 11:30 AM EDT 8:00 PM - 8:30 PM GMT+5

📅 **Register for the Webinar Now**

🕓 Don't wait — seats are limited, and early access ends soon.

💡 **Quick Facts**

- Minimum investment: **$100**
- Pre-money valuation: **$2.5M**
- Sharia-compliant investment, CPA-audited and SEC-reviewed
- Early investor perks, including product gifts, founder sessions, and more

Invest now before the campaign goes public:

👉 INVEST NOW!

If you have any questions, please feel free to book a meeting with our team:

📅 **Book a meeting with our team:** https://calendly.com/umar-from-deenin/working-sessions

Warm regards,
Umar Khan



Sidekick conversations >
Multi-Channel Growth and Bra...
Store performance overview a...
Settings
https://wefunder.com/deenin/

Home
Orders 86
Products
Customers
Marketing
Discounts
Content
Markets
Finance
Analytics
Sales channels >
Apps >
Messaging
Automations
My Templates
Settings
Sidekick conversations >
Multi-Channel Growth and Bra...
Store performance overview a...
Settings
https://wefunder.com/deenin/

💡 **Quick Facts**

- Minimum investment: **$100**
- Pre-money valuation: **$2.5M**
- Sharia-compliant investment, CPA-audited and SEC-reviewed
- Early investor perks, including product gifts, founder sessions, and more

Invest now before the campaign goes public:

👉 INVEST NOW!

If you have any questions, please feel free to book a meeting with our team:

📅 **Book a meeting with our team:** https://calendly.com/umar-from-deenin/working-sessions

Warm regards,
Umar Khan
Founder & CEO, DEENIN

***Disclaimer:** Forward-looking statements are based on current expectations and involve risks and uncertainties. Actual results may differ. All investments carry risk.